

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

CG Appleby
Executive Vice President and General Counsel
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, Virginia 22102

> **Re: Booz Allen Hamilton Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed June 21, 2010**
> **File No. 333-167645**

Dear Mr. Appleby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   We note your disclosure on page ii regarding market and industry data. Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

3.   Throughout your prospectus you rely on the use of defined terms. Please revise your
      prospectus throughout to reduce the use of defined terms. For example, we note many of
      the terms listed on page ii. Because you are using many of these terms for their common
      meanings, you could safely eliminate the initial capital letters without causing confusion.
      Your prospectus should be written in compliance with the plain English rules. See Rule
      421 of Regulation C.

4.   The prospectus contains jargon and technical terms that make it difficult for investors
      who are not familiar with your business to understand the products and services that you
      offer. We note the following:

      - Lead System Integrators, page 2;

      - Organizational conflicts of interest, or OCI issues; page 3;

      - 360-degree assessment process, page 4;

      - ID/IQ contracts; page 18

      - GSA schedules, page 18;

      - GWACs; page 18;

      - Base Realignment and Closure Program, page 79; and

      - War-gaming, page 88.

      Please revise your document and replace technical jargon with plain English descriptions
      so that an ordinary, reasonable investor can better understand your disclosure. Instead of
      using industry jargon, explain these concepts in concrete, everyday language. If you
      must use industry terms, please explain the meaning of the terms the <u>first</u> time they are
      used.

Cover Page of Prospectus

5.   Please revise the cover page to include only the names of the lead or managing
      underwriters. See Item 501(b)(8) of Regulation S-K.

Market and Industry Data, page ii

6.   We note your statement that "investors should not place undue reliance on this
      information." Please note that you are responsible for the accuracy of the information in
      your prospectus and therefore, it is inappropriate to imply that investors should not rely
      on the information contained therein. Please revise accordingly and disclose whether
      investors can rely on the information from these sources.

Supplemental Information, page ii

7.   In the prospectus summary, please include a chart that describes the corporate structure of the company, such as its subsidiaries and parent companies.

Prospectus Summary, page 1

8.   We note your summary contains a lengthy description of your competitive strengths, market opportunity and growth strategy. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

Overview, page 1

9.   Please explain what you mean by the phrase: "We have grown our revenue organically . . . ," (emphasis added).

10.   Please describe elsewhere in the prospectus, such as the business section, how CAGR is calculated and why this is an appropriate measurement.

Go-to Market Matrix, page 2

11.   Please clarify the meaning of the chart presented on page 2.

Our Value Proposition to Our Clients, page 3

12.   We note your discussion of the various government security clearances on page 4. In the business section, please further explain these clearances, such as the difference between Secret clearance and Top Secret clearance.

The Offering, page 7

13.   We note your reference to effecting a stock split prior to the completion of this offering. Please further describe the proposed stock split and the business reason for effecting the split.

Summary of Historical Consolidated Financial and Other Data, page 9

14.   Please revise to provide a separate discussion for each non-GAAP measure that you are presenting. Also, please provide more disclosure for how each measure is used by management and how they are each useful to an investor. For the Adjusted Net Income measure please disclose the reasons for including each reconciling item.

15. Please include a quantitative reconciliation of free cash flow to the most directly comparable financial measure determined in accordance with GAAP. Refer to Item 10(e)(1)(i)(A-B) and Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

16. We note that you have characterized free cash flow as an operating measure. However, based upon your description on page 12, it appears that free cash flow is a measure of liquidity. Please revise your disclosure to explain why you consider free cash flow to be an operating measure.

Risk Factors, page 15

17. We note that many of your risk factors contain bulleted lists of specific events or occurrences that could have an effect on your business. To the extent that any of these bulleted events could have a material effect on your business, please separately describe such risk under its own risk factor subheading.

18. We note that several risk factor subheadings merely state general facts about your business. For example only, we note the following subheadings:

- Our professional reputation is critical to our business, page 19;

- We face intense competition from many competitors . . . , page 21;

- We may have adverse judgments or settlements in legal disputes, page 22;

- Our business may be adversely affected if we cannot collect our receivables, page 25; and

- There may be a delay in the completion of the U.S. government's budget process, page 28

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

19. Please discuss in greater detail the professional liability insurance program discussed on page 23. To the extent applicable, please include a separate risk factor with respect to the possible occurrence of those events that might exceed the scope of your insurance.

Risks Related to Our Industry, page 26

Our U.S. government contracts may be terminated by the government at any time . . . , page 26

20.   We note the bullet point that discloses the government's ability to "claim rights in
        solutions, systems and technology produced by [you]." Please revise to present clearly
        the risk that clients may be able to appropriate your work-product and discuss in greater
        detail the negative impact such actions by clients would have on you and the impact that
        such actions may have had in the past, or explain to us why further disclosure is not
        applicable.

The Acquisition and Recapitalization Transaction, page 42

21.   We note your disclosure on page 42 that Booz Allen Investor and its affiliates paid the
        purchase price for the acquisition through current and deferred cash payments, stock and
        options in Booz Allen Holding and the assumption by Booz Allen Investor of certain
        indebtedness. We also note your disclosure on page 61 that Booz Allen Holding acquired
        Booz Allen Hamilton for total consideration of $1,828.0 million and other disclosure
        regarding the fair value of the new shares of common stock exchanged for shares
        previously issued. Please clearly disclose in this section the different components and
        amounts that make up the total consideration paid by Booz Allen Investor and its
        affiliates to acquire Booz Allen Hamilton.

Financing the Merger, page 43

22.   We note your disclosure in this section that, "[t]o fund the aggregate consideration, Booz
        Allen Investor and Booz Allen Hamilton entered into a series of financing transactions . .
        . ." We note that that the total consideration of $1,828 million, as disclosed on page 61,
        does not reconcile with the aggregate consideration listed in this section. Please reconcile
        and discuss in greater detail how the listed transactions funded the aggregate
        consideration.

Recapitalization Transaction, page 44

23.   Please discuss in greater detail the purpose of the Recapitalization Transaction and the
        effect that this transaction had on the company's financial position. It may also be
        helpful to discuss the effect of this transaction in the Liquidity and Capital Resources
        section.

24.   We note that the amendments to the credit facilities waived certain covenants to permit
        the Recapitalization Transaction. Please discuss in greater detail what covenants were
        waived and the terms agreed upon to waive such covenants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Contract Backlog, page 54

25.   We note your statement that you "view growth in total backlog and headcount growth as the two key measures of [y]our business growth." Please discuss in more detail why headcount growth is a key measure in your business growth.

26.   We note your disclosure that program schedule changes and contract modifications are your primary risk with respect to whether or not potential revenue will ever be realized from the backlog. Please include disclosure regarding the frequency with which these or other negative factors or occurrences result in unrealized revenue from backlog. Such disclosure should provide investors with information to better understand and analyze your backlog performance, both past and present.

Operating Costs and Expenses, page 55

27.   We note the disclosure that "[i]ncentive compensation generally increases as we report higher revenue." It is unclear if this is a result of increased headcount, increased compensation per existing staff and management persons, or a combination. Please explain this disclosure further and include in the discussion how gains from operations are and will be used in the future. That is, clarify to what extent shareholders can expect efficiency and other marginal gains to go towards company growth or instead employee compensation.

Results of Operations, page 62

Fiscal 2010 Compared to Pro Forma 2009, page 64

28.   Please expand your period-on-period disclosure to explain in more detail the changes between periods. For example, please discuss why there was a deployment of 1,500 net additional consulting staff during fiscal 2010. Please revise accordingly throughout.

Liquidity and Capital Resources, page 72

29.   We note your disclosure that you do not currently intend to pay dividends and that your ability to pay dividends is limited by restrictions in your credit agreements. We also note that the company recently paid dividends. Please reconcile.

Capital Structure and Resources, page 75

30.   Please disclose the amount of stockholders' equity as of March 31, 2009.

Business, page 78

Patents and Proprietary Information, page 92

31.   Please disclose the duration of all patents, trademarks and licenses held. Refer to Item
        101(c)(1)(iv) of Regulation S-K for guidance.

Legal Proceedings, page 94

32.   With respect to the legal proceeding involving the former officers and stockholders of the
        Predecessor, please disclose the date the action was instituted. Refer to Item 103 of
        Regulation S-K for guidance.

Management, page 96

33.   We note your disclosure on page 99 about the exemptions for controlled companies.
        Please also disclose the information required by Item 407(a) of Regulation S-K or advise.

Executive Compensation, page 104

34.   Please discuss in more detail how the executive compensation survey data is used in
        determining your executive officers' compensation.

Elements of Compensation, 105

35.   The Compensation Discussion and Analysis should be sufficiently precise to identify
        material differences in compensation policies with respect to individual executive
        officers. Please expand your discussion of compensation awards to explain specifically
        why each named executive officer received the cash compensation and long-term equity
        incentive awards that he did. For example, you should discuss each named executive
        officer individually and discuss how and why the compensation committee came to the
        compensation decision that it did with respect to that named officer. Please refer to Item
        402(b) of Regulation S-K for guidance.

Cash Compensation, page 105

36.   We note that the actual Bonus EBITDA exceeded target Bonus EBITA by $62.8 million
        and therefore, the compensation committee increased the bonus pool by approximately
        $25.4 million, which represented a portion of the excess. Please revise to further describe
        why the committee determined that $25.4 million was an appropriate amount to increase
        the bonus pool.

Compensation Committee Interlocks and Insider Participation, page 120

37.   Please provide the information required by Item 407(e)(4) of Regulation S-K as of the
        last completed fiscal year.

Description of Certain Indebtedness, page 134

38.   For each of the credit facilities described in this section, please disclose the actual date that it is expected to mature or explain to us why such information is not available.

39.   Please discuss in greater detail any provisions restricting the declaration of dividends.

Description of Capital Stock, page 143

40.   Please revise to disclose the amount of authorized stock that is provided by your organizational documents or explain why such information is not available.

Underwriting, page 154

41.   Please revise to briefly describe the "certain liabilities" for which you have agreed to indemnify the underwriters. Refer to Item 508(g) of Regulation S-K.

Conflicts of Interest, page 157

42.   Please include appropriate risk factor disclosure regarding the conflict of interest presented by one of your underwriters or explain why you believe this is not a material risk.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

43.   We note from your disclosure on page F-12 that revenues and expenses related to reimbursable out-of-pocket expenses are recorded on a gross basis. Please separately state the amount of revenue recognized from reimbursable expenses on the face of the statement of operations.

Consolidated Statements of Cash Flows, page F-5

44.   Please tell us why you did not recognize a financing cash inflow from the issuance of redeemable common stock in fiscal 2008.

Note 4. Business Combination, page F-17

45.   Please tell us how you have accounted for the remaining amounts in spin-off, indemnification and working capital escrow accounts as of March 31, 2010.

Note 17. Stock-Based Compensation, page F-32

December 2009 Dividend and July 2009 Dividend, page F-36

46. Please clarify in your disclosure why no additional compensation expense was recognized as a result of the modifications to Rollover Plan and EIP option in connection with the December 2009 and July 2009 dividends. Refer to ASC 718-20-35-6.

47. Please clarify in your disclosure why only $34.4 million of the $54.4 million cash liability to be paid upon the exercise of options reduced to an exercise price of $0.01 has been recorded on your balance sheet.

Part II – Information Not Required In Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-3

48. Please revise to indicate the specific rule under Regulation D that you relied upon and describe the facts relied upon to meet the exemptions claimed, including those under Section 4(2) and Rule 701, for your recent sales. See Item 701 of Regulation S-K for guidance.

Item 16. Exhibits and Financial Statement Schedules, page II-3

49. Please submit all exhibits as promptly as possible. Please also consider providing us with a draft of your legality opinion with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

50. Refer to the material contracts filed as exhibits 10.1, 10.2, 10.3 and 10.5 to your registration statement. We note that the contracts, as filed, omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Matthew E. Kaplan
    Debevoise & Plimpton LLP
    Via facsimile:(212) 521-7334